Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                           Commission File No:  001-01098

        On March 13, 2000, NiSource distributed the following question and answer sheet to NiSource employees. The question and answer sheet was posted on NiSource's intranet and distributed to numerous officers, managers and department heads of NiSource to be shared with employees in their respective departments.


                QUESTIONS AND ANSWERS FOR COLUMBIA EMPLOYEES
                               MARCH 13, 2000


   NOW THAT THE COMPANIES HAVE ANNOUNCED THEIR MERGER AGREEMENT, WHAT HAPPENS NEXT?

   The companies will move quickly to line up the necessary approvals so that the transaction can close in a timely manner. They also will be creating transition teams so that we can combine our companies as quickly and seamlessly as possible.


   WHEN IS THE TRANSACTION EXPECTED TO BE COMPLETED?

   By the end of 2000.


   WHAT APPROVALS ARE NEEDED BEFORE THE TRANSACTION IS COMPLETED?

   The transaction is subject to the approval of the shareholders of both companies. However, if NiSource's shareholders do not approve the transaction, it would still go forward but under different terms. We expect the shareholder votes to be held in several months and are in the process of preparing detailed filings that will be mailed to all shareholders.

   The transaction is also subject to the review of certain state and federal regulators. Filings will be made with these regulators as this process moves forward.


   IS THERE ANY REASONABLE CHANCE THIS TRANSACTION COULD FALL APART?

   We expect this merger to be completed, although we cannot assure you of that.


   WHAT SHOULD I DO NOW?

   It is in all of our best interests for each of us to continue to do our job to the best of our ability. In fact, as part of our agreement with NiSource, Columbia is obligated to continue to operate its business as usual. That means we all must continue to provide the superior service that our customers have come to expect from us and fulfill all of our contracts and other arrangements with our suppliers and business partners.

   Quite simply, you shouldn't do anything differently now than you would have before the agreement was reached.


   ARE WE PERMITTED TO ENTER INTO NEW CONTRACTS WITH CUSTOMERS OR
   SUPPLIERS? WHAT ABOUT ROUTINE TRANSACTIONS?

   Under our agreement with NiSource, we are permitted to continue to do all of the routine things we do in the normal course of business. In fact, we are obligated to do so. However, there are certain limits on the amount of money the company can spend on major capital projects, acquisitions, etc. But these kinds of projects normally would have to be approved by senior management and/or the Board of Directors anyway, and they are aware of the limits imposed by the agreement.


   ARE WE PERMITTED TO CONTACT OUR COUNTERPARTS AT NISOURCE? TO WHOM SHOULD WE ADDRESS QUESTIONS ABOUT THEIR COMPANY AND THEIR PLANS FOR US?

   As a general rule, at this stage it is inappropriate for Columbia employees to interact with NiSource employees. We will continue to act as separate companies until the merger is consummated later in the year. In the meantime, we are assembling transition teams at both companies who will be responsible for making sure the integration process goes as smoothly as possible.

             This question and answer sheet contains certain forward-looking statements within the meaning of the federal securities laws; these forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the Federal and State regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this question and answer sheet. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this question and answer sheet. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this question and answer sheet. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this question and answer sheet.

             NiSource and the new holding company will be filing a registration statement, which will contain a joint proxy statement/prospectus of NiSource and Columbia Energy, and other documents with the Securities and Exchange Commission. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders will be able to receive the joint proxy statement/ prospectus and other documents free of charge at the SEC's web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171.